UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

                 Sabre Corporation

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Titles of Class of Securities)

                              78573M 104

(CUSIP Number)

                           December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78573M 104		13G	Page 2 of 10
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 77,305,134*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 77,305,134*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,305,134*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.2% (1)
12	TYPE OF REPORTING PERSON CO

* Represents shares owned as of December 31, 2015 and does not reflect any subsequent transactions.

(1) Based on a total of 273,974,286 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 15, 2015, as reported in the prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 6, 2015.

CUSIP No. 78573M 104		13G	Page 3 of 10
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 77,305,134*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 77,305,134*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,305,134*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.2% (2)
12	TYPE OF REPORTING PERSON IN

* Represents shares owned as of December 31, 2015 and does not reflect any subsequent transactions.

(2) Based on a total of 273,974,286 shares of Common Stock of the Issuer outstanding as of October 15, 2015, as reported in the prospectus filed pursuant to Rule 424(b) under the Securities Act by the Issuer with the Commission on November 6, 2015.

CUSIP No. 78573M 104		13G	Page 4 of 10
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 77,305,134*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 77,305,134*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,305,134*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.2% (3)
12	TYPE OF REPORTING PERSON IN

* Represents shares owned as of December 31, 2015 and does not reflect any subsequent transactions.

(3) Based on a total of 273,974,286 shares of Common Stock of the Issuer outstanding as of October 15, 2015, as reported in the prospectus filed pursuant to Rule 424(b) under the Securities Act by the Issuer with the Commission on November 6, 2015.

Item 1(a). Name of Issuer:

Sabre Corporation (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

3150 Sabre Drive

Southlake, Texas 76092

Item 2(a).  Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of each of TPG GenPar V Advisors, LLC and TPG GenPar IV Advisors, LLC. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., which is the general partner of each of (i) TPG Partners V, L.P., which directly held 46,836,565 shares of Common Stock as of December 31, 2015 (the “Partners V Shares”), (ii) TPG FOF V-A, L.P., which directly held 122,500 shares of Common Stock as of December 31, 2015 (the “FOF V-A Shares”), and (iii) TPG FOF V-B, L.P., which directly held 98,796 shares of Common Stock as of December 31, 2015 (the “FOF V-B Shares”). TPG GenPar IV Advisors, LLC is the general partner of TPG GenPar IV, L.P., which is the general partner of TPG Partners IV, L.P. (together with TPG Partners V, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P., the “TPG Funds”), which directly held 3,921,393 shares of Common Stock as of December 31, 2015 (the “Partners IV Shares” and, together with the Partners V Shares, the FOF V-A Shares and the FOF V-B Shares, the “TPG Shares”).

TPG GenPar V, L.P. is a member of Sovereign Manager Co-Invest, LLC (“Sovereign Manager”), which is the managing member of Sovereign Co-Invest, LLC (“Co-Invest”), which directly held 26,325,880 shares of Common Stock as of December 31, 2015 (the “Co-Invest Shares” and, together with the TPG Shares, the “Shares”). Sovereign Manager is managed by a management committee consisting of two managers, one of which is designated by TPG GenPar V, L.P. Because of Group Advisors’ relationship to the TPG Funds and Co-Invest, Group Advisors may be deemed to beneficially own the Shares. Effective January 5, 2016, Co-Invest distributed all of the Co-Invest Shares pro rata to its members pursuant to the terms of its limited liability company operating agreement. Following the distribution, 7,984,086 of the Co-Invest Shares are directly held by Sovereign Co-Invest II, LLC (“Co-Invest II”), which is managed by Sovereign Manager.

David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors, and may therefore be deemed to beneficially own the Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).  Address of Principal Business Office or, if none,  Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).  Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).  Titles of Classes of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).  CUSIP Number:

78573M104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.   Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 2(a) above.

Item 8.  Identification and Classification of Members of the Group.

The TPG Funds and Co-Invest have entered into the Second Amended and Restated Stockholders’ Agreement, dated as of February 6, 2015 (as further supplemented and amended, the “Stockholders Agreement”), with certain other holders (the “Holders”) of shares of Common Stock.  Co-Invest II entered into the Stockholders Agreement on January 5, 2016. Pursuant to the Stockholders Agreement, the TPG Funds and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TPG Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2015 (based on publicly available information) 108,316,195 shares of Common Stock held in the aggregate by the TPG Funds and the Holders, or 39.5% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 273,974,286 shares of Common Stock of the Issuer outstanding as of October 15, 2015, as reported in the prospectus filed pursuant to Rule 424(b) under the Securities Act by the Issuer with the Commission on November 6, 2015).  Each Reporting Person and each TPG Fund disclaims beneficial ownership of the shares of Common Stock held by the Holders.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

TPG Group Holdings (SBS) Advisors, Inc. By: /s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

David Bonderman

By: /s/ Clive Bode
Name:	Clive Bode on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Clive Bode
Name:	Clive Bode, on behalf of James G. Coulter (5)

_______________

(4) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(5) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.